Mylan Inc.

Mylan N.V.

1000 Mylan Boulevard

Canonsburg, Pennsylvania 15317

(724) 514-1800

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

December 7, 2018

Mylan Inc.

Mylan N.V.

Registration Statement on Form S-4

File No. 333-228332

Dear Sir or Madam:

Mylan Inc. (the “Company”) and Mylan N.V. (the “Guarantor” and, together with the Company, the “Registrants”) hereby request that the above referenced Registration Statement (the “Registration Statement”) be declared effective under the Securities Act of 1933, as amended (the “Securities Act”) at 9:00 a.m., New York City time, on December 11, 2018, or as soon thereafter as practicable.

The Registrants hereby affirm that they are aware of their obligations under the Securities Act. In connection with the foregoing request, the Registrants further acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrants from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrants may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform the Registrants’ counsel, Johnny Skumpija at (212) 474-1824, and then send written confirmation to the addressees listed on the cover of the Registration Statement.

Sincerely,

MYLAN INC.

By	/s/ Kenneth S. Parks
Name: Kenneth S. Parks
Title: Chief Financial Officer

MYLAN N.V.

By	/s/ Kenneth S. Parks
Name: Kenneth S. Parks
Title: Chief Financial Officer